Exhibit (a)(1)(B)

FORM OF LAUNCH EMAIL

To:

From:	optionexchange@kalarx.com
Date:	Monday, May 1, 2023
Subject:	Launch of Employee Stock Option Exchange Program

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS OPTION EXCHANGE PROGRAM, YOU MUST TAKE ACTION BY 11:59 P.M., EASTERN TIME, ON May 30, 2023.

Kala Pharmaceuticals, Inc. (“KALA,” “we,” “us” or “our”) is commencing an Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Option Exchange Program”) today, May 1, 2023. You are receiving this email because you are currently eligible to participate and exchange certain outstanding stock options for replacement restricted stock units with modified terms (“Replacement RSUs”). As an eligible participant, we encourage you to carefully read the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (“Offering Memorandum”) as well as the other offering materials contained in the Schedule TO we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”) on www.sec.gov. These materials will help you to understand the risks and benefits of the Option Exchange Program and its terms and conditions.

OPTION EXCHANGE PROGRAM PROCEDURES

You will receive an email notification from DocuSign which contains a copy of the election form. If you choose to participate in the Offer, in order to validly tender your Eligible Options, you must properly complete and sign the accompanying election form via DocuSign, which will be automatically forwarded to KALA once submitted, so that we receive it before 11:59 p.m. Eastern Time, on May 30, 2023 (or such later date as may apply if the Offer is extended). For subsequent withdrawals and re-elections, please deliver the properly completed and signed Notice of Withdrawal or the election form (both attached to this email) so that we receive it before 11:59 p.m. Eastern Time, on May 30, 2023 (or such later date as may apply if the Offer is extended), by email (by PDF or similar imaged document file) delivered to: optionexchange@kalarx.com.

ELIGIBILITY

The Option Exchange Program is open to Eligible Holders (as defined below) of certain outstanding options (the “Eligible Options”) to purchase shares of KALA’s common stock, whether vested or unvested, that as of April 25, 2023, have a weighted average exercise price of $256.07 and a weighted remaining term of 6.35 years under the 2009 Employee, Director and Consultant Equity Incentive Plan (the “2009 Plan”), the Company’s 2017 Equity Incentive Plan (the “2017 Plan”), and inducement awards granted to certain newly hired employees in accordance with Nasdaq Listing Rule 5635(c)(4) (“inducement awards”).

An “Eligible Holder” refers to executive officers, other employees, and non-employee directors that are employed as of today and remain employed following the closing of the Offering Period (as described below).

EXCHANGE DETAILS

•	Exchange Ratio: Eligible Options may be exchanged on a 1:1 basis, or one stock option for one Replacement RSU.

•	Vesting: None of the Replacement RSUs granted in exchange for Eligible Options will be vested on the date of grant. For Eligible Options that are vested, the Replacement RSUs will vest over two years, with 50% of the Replacement RSUs vesting on the first anniversary of the Grant Date, and 50% vesting on the second anniversary of the Grant Date. Unvested Eligible Options exchanged for Replacement RSUs will be subject to a revised vesting schedule whereby no such Replacement RSUs will vest until the second anniversary of the Grant Date, at which time a number of Replacement RSUs will vest that is equal to the unvested Eligible Options that would have vested during such two-year period, and the remaining Replacement RSUs will vest on the original vesting schedule of the unvested Eligible Options, provided that the applicable vesting schedule will vest in annual installments rather than monthly installments.

OFFERING PERIOD

Opens May 1, 2023.

Closes May 30, 2023 at 11:59 P.M., Eastern Time, unless we extend the expiration date.

HOW TO LEARN MORE

The offering period for the Option Exchange Program begins today. There are many things to consider when deciding whether or not to participate and we encourage you to carefully read the more detailed Offering Materials before deciding to participate. Please review the Schedule TO filed with the SEC today at www.sec.gov for more information and instructions on how to elect to participate, change a prior election and withdraw your election before the end of the offering period.

KALA makes no recommendation as to whether you should participate in the Option Exchange Program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the Option Exchange Program.

If you have any questions about the Option Exchange Program, please contact the Corporate Secretary at optionexchange@kalarx.com or (781) 996-5743.

The Option Exchange Program is being made pursuant to the terms and conditions set forth in the KALA Tender Offer Statement on Schedule TO, including the Offering Memorandum, and other related materials filed with the Securities and Exchange Commission and available to you free of charge at www.sec.gov. You should read these written materials carefully because they contain important information about the Option Exchange Program, including risks related thereto.